TERM SHEET

August 5th, 2000

1. Issuer	International Eco-Waste System S.A. ("the Company"), a Polish Corporation.
2. Scope of Company's Activity	Production and trade of animal-meal and processed animal fat derived from rendering of animal-waste.
3. Investor	European Renaissance Capital ("the Investor" or "the ERC"). ERC can assign this Term Sheet to other funds related to ERC or to ABN AMRO
4. Company's Founders	Trooper Technologies Inc. ("the Founders")
5. Proposed Investment

The investor will invest equivalent of 6.7 m USD in Polish currency (PLN) by purchasing newly issued Preferred Stock of the Company. It is mutually considered by the investor and by the Founders that this investment may by shared with the other party to be pointed out by the investor. The money will be paid on as needed basis for the completion of first animal-waste rendering plant domiciled in abokliki near Siedlce, and for the business development. The further financing needed for completion of two other animal-waste rendering plants in Toru and Rawa Mazowiecka is conditioned upon commencement of business operations of first animal-waste rendering plant in abokliki no later than September 1st, 2001 and upon achieving financial results and margins by abokliki plant provided in the business plan. It is also mutually considered by the Investor and by the Founders that this further investment may by provided by other party.

6. Use of Proceeds	The proceeds from the sale of the Preferred shares will be used for completion of the animal-waste rendering plant in abokliki and for business development as described in the business plan.
7. Dividends

Investor and Founders do not expect regular payment of dividends, however if the Company's financial results will exceed those described then the dividend may be considered by mutual acceptance of the Investor and the Founders.

8. Ownership Structure

Investor will purchase Preferred shares constituting 50.00% share of the Company's share capital. Founders will have Common shares, constituting 50.00% share of the Company's share capital. Then upon the fulfillment of the business plan key managers of the Company will be given common shares of the Company constituting up to 5.00% of all shares of the Company based on the following:

(a) Completion of the first animal-waste rendering plant in abokliki no later than August 31st, 2001;

(b) Starting normal business operations at abokliki plant no later than September 1st, 2001;

(c) Achieving financial results and margins at abokliki plant in 2002 equal to those presented in the business plan;

(d) Starting the completion of Toru plant in 201;

(e) Completion of the Toru animal-waste rendering plant no later than August 31st, 2002;

(f) Starting normal business operations at Toru plant no later than September 1st, 2002;

(g) Starting the completion of Rawa plant in 2002;

(h) Completion of the Rawa animal-waste rendering plant no later than August 31st, 2002;

(i) Starting normal business operations at Rawa plant no later than September 1st, 2002;

(j) Achieving by the Company from 2001 to 2004 net profits stated in the business plan, providing that each of the 2001, 2002, 2003 and 2004 fiscal year is audited by an auditor approved by the Investor.

The Investor's and Founder's ownership of the Company can be diluted if other party will con-invest and/or ISOP (Incentive Stock Option Plan) is implemented. Investor and Founders will be diluted pro rata. The proposed conditions are subject to change after completion of the due diligence of the company.

10. Preferences and Privileges of Preferred Shares

Liquidation Preference:

1. In the event of liquidation or winding down of the company, the holders of Preferred shares will be entitled to receive in preference to the holders of Common shares an amount equal to the greater of:

(a) The original purchase price of Preferred shares plus cost of capital and plus any dividends accrued on the Preferred shares but not paid ("Preferential Value").

(b) The amount Preferred shares would have received had they converted the Preferred shares to Common shares immediately prior to such liquidation or winding down.

2. The cost of capital for the purpose of this investment will be 10%. The cost will be calculated on the capital denominated in USD.

3. The following events shall trigger Liquidation Preference: liquidation of the Company, a sale of all or substantially all of Company's assets, a consolidation, merger or acquisition of the Company if a third party is taking control over the Company by acquiring over 50% of shares.

Preferences related to the changes of capital structure of the Company

1. if the company is merged or taken over by a third party ("Transaction") and the price per share paid to the shareholders is lower than the average price paid by Investor for the shares of the Company plus cost of capital, Founders will be obligated at Investor's choice:

(a) to sell to Investor for minimum price allowed by the Polish law such amount of Founders' shares that would allow the Investor to get Preferential Value from the Transaction, or

(b) to vote on the Shareholders Meeting for issuance of new shares for Investor at the lowest price per share allowed by law and in the amount that would allow Investor to get Preferential Value form the Transaction.

2. Investor has the right to enforce sale of 100% Company's shares belonging to the Investor and to the Founders to a third buyer.

3. If the Company issues new shares to others at a lower price than the Investor's purchase price, then the Company will also issue additional shares to Investor with the same privileges as the Preferred shares for the lowest price allowed by the law and in the amount that prevents dilution of Investor's percentage ownership of the Company. This does not apply when the Company issues ISOP shares (see below).

Conversion:

1. The holder of Preferred shares will have the right to convert any number of Preferred shares at any time into Common shares. The conversion of Preferred shares will be executed in the following proportion: one Preferred share for one Common share

2. Shall the nominal value of shares be changed, the number of Preferred shares will be adjusted accordingly.

Protective Provisions:

Consent holder of the Preferred shares, or of two Board members appointed by the holder of Preferred shares, will be required for:

1. Sale or purchase of Company's assets other than that made in the ordinary course of business

2. Merger of the Company with other entity,

3. Takeover of other entity by the Company,

4. Purchase of shares in other entity,

5. Liquidation or winding down of the Company,

6. Approval of the annual budgets,

7. Approval of the annual results,

8. Approval of the business expenses and compensation for the Management Board members, and compensation for Supervisory Board members,

9. Increase of capital or change in capital structure,

10. Amendment of the Company's charter or Supervisory Board and Management Board by-laws,

11. Increase of indebtedness (whether short or long term, and in whatever form of he Company in excess of the level in the approved budget,

12. Conclusion by the Company of any agreement under which income or profits from the Company's activity are or could be shared with other person on conditions different than usually applied in commercial activities of the Company,

13. Election or Dismissal of members of the Management Board,

14. Conclusion by the Company of any agreement other than agreements that are:

(a) Within the ordinary course of business;

(b) On market conditions;

(c) On conditions as between non-related entities (i.e. on terms not less favorable than would be obtained by the Company on arm's length basis)

15. Declaration of dividends;

16. Certain other actions materially affecting the holders of Preferred shares.

Changes of the existing laws and regulations

Should any laws or regulations be changed, the Investment Agreement will be changed accordingly to ensure that the Investor's and Founder's economic interests and their legal position in the Company will not deteriorate.

12. Tag-along Rights Founders

If a third party was going to become the majority shareholder of the Company, the Founders have the right to sell all their shares at the same time as a part of the transaction that would make that third party the majority shareholder. Sale of their shares should be at the same valuation as is the valuation of such transaction.

13. Right of First Offer for Purchase of New Securities

If the Company proposes to offer any shares for the purpose of financing its business (other than shares issued for the acquisition of other company, shares offered to the public pursuant to an underwritten public offering, shares issued under ISOP) the Company will first offer such shares to Investor.

14. Restriction of Shares Transfer

  The Founders will not sell their shares without written consent of the Investor as long as the Investor's share in the Company is at least 5%.

  Without a prior written consent of Investor the Founder shall not enter into any kind of voting arrangement, either of formal or informal character covering their shares of the Company

  All the matters regarding the transfer of ISOP shares will be described in the Incentive Stock Option Plan that shall be approved by the shareholders.

  Restriction of share transfer expires in 10 years from the Investment Agreement date.

15. Registration Rights

1. Demand Rights: if, at any time after the earlier of the Company's initial public offering and the date three years from the purchase of the Preferred stock (but not within 6 months of the effective date of registration), shareholders holding at least 40% of the Common stock issued or issuable upon conversion of the Preferred stock request that the Company file a Registration Statement covering all of the Common stock issued or issuable upon conversion of the Preferred stock the Company will use its best efforts to cause such shares to be registered.

2. Piggy-Back Registration: The Investor will be entitled to "piggy-back" registration rights on registrations of the Company, subject to the right of the Company and its underwriters to reduce in view of market conditions the number of shares of the Investor proposed to be registered to not less than one-third of the total number of shares in the offering.

3. Registration Expenses: the registration expenses (exclusive of underwriting discounts and commissions) of all registrations under paragraphs (1) and (2) above will be borne by the Company.

4. Transfer of Registration Rights: the registration rights may be transferred to a transferee who acquires at least 40% of Investor's shares.

5. No Registration of Preferred stock: the registration rights set forth herein apply only to the Common stock hand the Company will never be obligated to register any of the Preferred stock.

6. Other Registration Provisions: The Investment agreement will also include other provisions with respect to registration rights including cross-indemnification, the Company's ability to delay the filing of a demand registration for a period of no more than 90 days in certain circumstances, the agreement by Investor (if requested by the underwriters in a public offering) not to sell any unregistered Common stock it holds for a period of 120 days following the effective date of the Registration Statement of such offering. The period of time in which the Registration Statement will be kept effective, underwriting arrangements and like.

16. Information Rights

As long as Investor owns at least 5% of shares in the Company, the Company will deliver to Investor annual, quarterly and monthly financial statements, annual budgets and other information reasonably requested by Investor. Investor will also have a right through its authorized representative to examine and inspect at any reasonable time and for any purpose any of the books, records and accounts of the Company.

17. Supervisory Board Representation

The Company's Charter shall stipulate five members of the Supervisory Board. The preferred shares shall appoint three members of the Supervisory Board the shareholders of the majority of other class shares shall appoint other two members of the Board. If the investor's ownership is diluted below 50% then Preferred shares shall appoint two board members. Individuals appointed to the Supervisory Board should possess appropriate professional experience and contact enabling them to assist the Company with the management and development. Meetings of the Supervisory Board shall take place at least once every quarter of a year.

18. Professional Engagement of Executives	The Company's Management Board as well as its key managers shall be professionally entirely engaged in the Company's activity.
19. Company's Key Persons Insurance	The life of the key persons (Chief Executive Officer and the Chief Operating Officer) shall be insured for the amount of 1 million USD. The Company shall be the holder of the above policies.
20. Competition Prohibition

The Founders, and the members of the Company's Management Board will sign a covenant that they shall not commence (directly or indirectly) any activity similar to the one conducted by the Company, and that they shall not work for a competitive firm within 24 months period after their departure from the Company. Lower level mangers holding the Company's shares (or having the right to purchase them) should also sign such a covenant.

21. Confidentiality	The members of the Company's Management Board as well as lower level mangers shall sign a professional non-disclosure agreement with the terms and conditions accepted by the Investor.
22. Incentive Stock Option Plan (ISOP)

The members of the Management Board of the Company, also lower management and other key employees of the Company will have an option to collectively buy up to 5% of the Company shares. This right could be fully exercised if their employment continues for at least 3 years. The number of shares, purchase price and the vesting schedule of granted options will be determined by the Supervisory Board according to the Incentive Stock Option Plan.

23. Investment Agreement

The Investor's purchase of preferred shares class B shall follow the signing of the Investment Agreement covering the preference shares class B purchase. Such an agreement should included at least the following enclosures:

1. Description of the company and its activities

2. Company's Charter and the resolution on the preferred shares class B emission

3. Company's business plan

4. Share capital structure

5. Supervisory Board representation

6. Supervisory Board by-laws

7. Management Board representation

8. Management Board by-laws

9. List of the Company's real estate

10. List of major contracts

11. List of agreements concluded by the Company with the related entities and Founders as well as the copies of the agreements with the Management Board members

12. List of patents, trade marks, copyright etc.

13. List of competitive activities

14. Parties' addresses

15. Expert's valuation of in kind contribution

Until the Investor, the Founders and the Company sign the Investment Agreement, neither party shall be obligated to implement the contemplated transaction. This document is a working proposal and creates no obligation on behalf of the Company, the Founders or the Investor to carry out the transaction or even to proceed with the negotiations.

24. Conditions Necessary for the Completion of the Transaction	1. A positive final valuation of the firm and the market by Renaissance Partners. 2. The Investor's approval of the budget for the year 2000/2001 3 .A complete legal documentation
25. Expenses

The Company shall cover all the legal service fees of the contemplated investment as well as the auditors' fees. The terms and conditions of the contracts with counsels and the auditors shall be agreed upon by the Company and Investor. The cost of drafting the legal documentation is the responsibility of the Company, regardless whether or not the investment transaction is consummated. If the investment transaction is not consummated other costs, legal or otherwise, will be the responsibility of the party incurred such costs.

26. Agents	The parties understand that the above mentioned transaction takes place without any participation of agents who would collect any fee for the implementation of the transaction.
27. Transaction Completion Date	The transaction shall be completed by no later than September 31st. 2000.

Date Aug 10, 2000
/s/ signed
The Renaissance Partners

Date Aug 10, 2000
/s/ signed
The Company

Date Aug 9, 2000
/s/ Stan Lis
Trooper Technologies Inc.